Filed Pursuant to Rule 425
                                Filing Person: Pinnacle Financial Partners, Inc.
                                          Subject Company: Cavalry Bancorp, Inc.
                                                     Commission File No. 0-23605


                             Wall Street Webcasting
                           Moderator: Harold Carpenter
                                 October 3, 2005
                                 11:00 a.m. EST


OPERATOR: Good morning ladies and gentlemen. My name is Matt and I will be your conference facilitator today. At this time I would like to welcome everyone to the Wall Street Webcasting "Pinnacle Financial Partners Acquisition" call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

It is now my pleasure to turn the floor over to your host, Harold Carpenter, Chief Financial Officer. Sir, you may begin your conference.

HAROLD CARPENTER, CHIEF FINANCIAL OFFICER: Thank you Matt and I want to welcome everybody to our call concerning the acquisition of Pinnacle Financial Partners and Cavalry Bancorp this morning. I'll be presenting as will Terry Turner, Pinnacle's President and Chief Executive Officer, and Ed Loughry, Cavalry's Chairman and CEO.

If you would, turn to pages two, three and four of the Webcast and you'll see the standard safe harbor statements. I'm not going to read these but I would encourage you, when you have time, to review them.

On page six of the slide presentation, you'll see a summary of the transaction. For every one share of Cavalry, Cavalry shareholders will receive 0.95 shares of Pinnacle stock. The purchase price, based on Pinnacle's close of $25.18 on Friday, would equate to $23.92. The aggregate purchase price, all in, would be $175,500,000. The consideration will be 100 percent stock deal and it's anticipated to be a tax-free exchange for Cavalry shareholders.

The premium based on Cavalry's Friday close is 22 percent to the market. The combined market cap for both companies as of September 30 was $353 million. As a result of the transaction, Cavalry's ownership of Pinnacle will be 42 percent.

On page seven, our anticipated closing is the first quarter of 2006. The merger agreement has a termination date of March 31, 2006. The merger is subject to the approvals of both company's shareholder groups and regulatory authorities.

As to board memberships, Ed Loughry will come on to the Pinnacle board as Vice Chairman and there will be two other seats for current Cavalry board members. The termination fee in the agreement is $2.5 million. Both firms agreed there would be no collars, caps, or floors in the agreement. Due diligence has been completed for both parties. Hugh Queener, Pinnacle's CAO, and Bill Jones, Cavalry's Executive Vice President and future Rutherford County area executive for Pinnacle will serve as integration team leaders for the next few months.

Turning to page eight, as to the transaction and pricing we believe the pricing was slightly more than 21 times Cavalry's current year earnings. We have looked at a peer group sample based on 12 all-stock merger transactions since January of 2000 and that number is about 26.6 times. Price to book at 303 compares to
311. Price to tangible book at 313 compares to 327 for the 12 transactions that we reviewed.

On page nine is a give-get analysis. Basically, we believe the transaction to be fair to both shareholder groups. You can see at the bottom of the page the pro-forma ownership would be Pinnacle at 57.6 and Cavalry at 42.4. Page 10, I won't go through the pro-forma company financials. But, you can see as of June 30, all in, it would be a $1.5 billion exclusive of purchase accounting and transaction adjustments.

The synergy case starts on page 11. And it's critical to understand in our synergy case that we will be utilizing Cavalry's current work force to help with Pinnacle's growth. So, we'll be taking our planned expenses that we were to incur in 2006 and Cavalry's current work force to help with the synergy case. You can see that we've got $2.8 million in compensation and benefits coming out of the '06 plan. Operations are $1.2 million. Administrative and other costs is $600,000 - all in, $4.6 million in synergies in '06. And that number escalates to 6.2 in '07 due to partial-year impact of the '06 amounts.

Turn to page 12. For '06 we believe that after the core deposit intangible amortization, cost of the financing the merger cost and an addition to an allowance for loan losses, that at the end of the day '06 earnings will be supplemented by $1.3 million from the merger.

As far as one-time costs, you can see there we're anticipating $16 million in one-times. Most of that is attributable to employment and severance agreements and change of control contracts in their retirement plans.

Wrapping up here, I just want to summarize. On page 14, we've completed due diligence. We've got Cavalry's executive management engaged. We've decided the key social issues, like board memberships and we believe our cost-saving assumptions are conservative. We've not included in our synergy case any revenue enhancements due to leveraging the franchise into Murfreesboro or vice versa. We don't have any branch overlap so there are no branch closings. We believe Cavalry's balance sheet to be low-risk. They've had a tradition of strong credit quality and reliance on core funding. And we believe that the combined franchise will have a similar vision to offer to Pinnacle.

I'm going to now turn it over to Terry who's going to go through the transaction rationale.

TERRY TURNER, PRESIDENT AND CHIEF EXECUTIVE OFFICER, PINNACLE: Thank you Harold. What I'd like to do is, beginning on slide 16, walk through eight strategic themes that could be viewed to represent our transaction rationale, in other words, explain really why this is an attractive transaction.

Those strategic themes are - first of all; this enables us to significantly accelerate our penetration of the targeted market, specifically Murfreesboro and Rutherford County. It will enable us to increase our size and scale. It is my belief that it'll enhance the franchise value both in the short-run and in the long-run. It will enhance our geographic market coverage. It will be accretive to earnings, as Harold just talked about. It nearly doubles the flow in PNFP. It provides us a larger, rapidly growing, lower cost source of funding which is particularly attractive to us. And, it enables us to diversify our revenue mix in a very meaningful way.

So, beginning on slide 17 I'll try to expand on those basic strategic themes. When we think about the increased size and scale of the firm, Harold just showed you a pro-forma balance sheet. But, based on 6/30 financials and the planned merger adjustments and so forth it would be a company with pro-forma assets of $1.6 billion. The market cap should approximate $400 million. It will make us far and away the largest independent institution headquartered in Nashville. We project it will make us the second-largest banking institution in the entire state of Tennessee.

We will have 17 offices in the most ideal trade areas in Middle Tennessee. We will have the fifth-largest national MSA market share. And we believe that we have potential to move into the fourth position in 12 to 18 months. Those of you that are familiar with our story and the competitive landscape here, the market share leaders at June 30, 2004 would be Sun Trust, AmSouth, Bank of America, Regions, and then we would pro-forma into the fifth spot believing that we would have a chance, based on our plan to grow and current growth trends of competitors, to move into the fourth slot in 12 to 18 months. So, it gives us tremendous mass and power in the Nashville MSA.

And it effectively doubles the lending capacity of our firm. Again, those of you familiar with our firm know that in addition to our balance sheet growth we would normally be servicing $60 to $65 million of loans that are in excess of loans to one borrower or industry concentration limits. And so, doubling the lending capacity of the firm is a significant thing.

Moving to slide 18, as I said it is my belief that this enhances the franchise value. The first point we make there is that at this size and scale we are attractive to virtually all acquirers who are anxious to get into this market. Tennessee is bounded by seven states. Nashville in particular is one of the most attractive markets in the nation. And so, there is intense pressure from contiguous states that would like to enter this market. Many of them have minimum asset thresholds of a billion dollars or billion-five. Many of them have minimum office thresholds of 15 or 20. And so, again this makes us extraordinarily attractive from that perspective.

And then, I think in addition to that I would add that Cavalry has been one of the most attractive and perhaps one of the most sought after franchises in this market. And so, their consolidation with us really eliminates one other acquisition target.

Now, let me comment quickly on this point. I think it's important to remind you that Pinnacle runs a strategic planning process where we plan in three-year intervals and we roll it out or update it a year at a time as we go forward. In every one of those plans we always consider strategic mergers and acquisitions. And specifically, this transaction is a transaction that has been discussed in more than of those planning cycles.

I would, I guess, comment on the other side of merger and acquisition, in other words, the likelihood of Pinnacle being consolidated. I guess I would really just make two or three key points here. The first one is that we specifically do not have a plan to be consolidated. Most of you know that I am a relatively young man, age 50. We are having great time building a great company here and believe we can do this for a long period of time building the most important financial franchise in Tennessee.

On the other hand, most of you know I also have virtually my entire liquid net worth in PNFP. And so, I have a keen shareholder focus and will always be keenly interested in doing what's best for shareholders. But again, we believe both in the short-run and the long-run that this acquisition enhances our franchise value.

Looking at slide 19, some of you may not be familiar with Rutherford County. But, this is a grand market for us to enter. Rutherford is the fifth-largest county in the state of Tennessee. The large counties in the state of Tennessee are Shelby County which the core county of Memphis, Davidson County which is the core county of Nashville, Knox County which is the core county of Knoxville, and Hamilton County which is the core county of Chattanooga followed by Rutherford County.

So, it is the fifth-largest county in the state. It is the fastest growing county in the state of Tennessee in terms of population and has been for some time. According to the U.S. Labor statistics, Rutherford has been the fastest growing county in the entire United States for the last three quarters in terms of job growth and it is perennially in the top 10 counties in terms of job growth. So, this is an extremely dynamic and attractive market.

I mentioned here a moment ago our planning process. Most of you are familiar with our commitments for branch build-out. We are on record as having said that we would build two offices in 2005 and two offices in 2006. We've opened one of those offices in 2005 which is Hendersonville. The next office that we intended to open was Murfreesboro which we intended to be in by year-end of this year and then again with a second office year-end next year.

So, obviously what this does is give us a great opportunity to accelerate our growth and position in that marketplace. You can see the obvious benefit. We'll not build-out the two offices and incur the start-up costs that we would've otherwise incurred. We enter a tremendously attractive market with a 22 percent market share at the get go. So, this is obviously an enhancement to our geographic market coverage.

On slide 20 you see a map of Middle Tennessee. And you can see the branch distribution with the red flags being the Pinnacle offices and the blue flags being the Cavalry offices. And you can see that there is no branch overlap. Those of you that have been following this stock and listening to our story as we have talked about the attractiveness of the Nashville MSA, I have specifically highlighted that we desire to do business in the four metropolitan counties of Davidson, Williamson, Rutherford and Sumner counties. And occasionally, I have tried to expand that and say we generally intend to do business in the crescent between Hendersonville and Murfreesboro. And so, when you look at that distribution system you can see that this match is tailor-made to the strategy that we've been executing for some time.

On slide 21 as we talk about the accretion to earnings, Harold's been over that. But, I might expand that just a little bit. You can see the first bullet point there. We talk about a modest synergy case. One of the key points in calling this a modest synergy case is that we have no required revenue synergies in our case. I'll talk in a minute about a lot of revenue synergies that we think are likely to be available to us. But, we require none of those revenue synergies to make this an attractive transaction.

I think the other thing I'd like to point out when we talk about a modest synergy case, Harold alluded to how the position eliminations have been constructed. And specifically, what we're talking about in terms of position eliminations is really approximately six percent of the combined company. And in general order of magnitude that's about 20 positions. And so again, it's a fairly modest number. We expect that somewhere between five and 10 positions will be eliminated through retirements. And so, then you begin to get down and look at a very small number of bona fide position eliminations with people desiring to hold the position.

The way we're able to get by with such modest impact on existing people is, again, most of you are familiar with our planning process. And in our 2005 to 2007 strategic planning process we identified that Pinnacle would hire approximately 40 people in 2006 and approximately 25 people in 2007 to support the very dramatic growth that we had planned and continue to believe we'll deliver against. But, we are able to utilize a good number of the Cavalry people who hit our model of being highly experienced personnel. And we reduced the number of positions that we hire to a planned number of about 25 in 2006 and a planned number of about 20 in 2007.

So, it has been a hand-in-glove fit to be able to reduce the number of position eliminations in Cavalry and reduce the hiring burden at Pinnacle to support the dramatic growth that we continue to have planned. So again, we believe that's a very modest synergy case required to make this an attractive and accretive transaction.

Specifically, even with no revenue synergies we're anticipating five cents impact to 2006 GAAP earnings. I would also comment on the experience of the management team that will be executing the transition. Hugh Queener, who is a founder of Pinnacle who is the Chief Administrative Officer of Pinnacle, will lead a combined group with Bill Jones, who is the Executive Vice President and Chief Administrative Officer of Cavalry.

I will comment on Hugh's background. Hugh is a journeyman banker - left the banking industry for about eight years and worked for two different software vendors. He has participated in designing software, installing software, and literally has conducted bank-wide conversions all over the western hemisphere. He has conducted a number of bank integration models in his background at First American that are significantly larger than this integration effort. And so, while I don't want to minimize any integration effort, I would say based on many that we've seen this would be relatively less difficult than most.

Moving to slide 22, it obviously increases the float. The pro-forma shares outstanding would nearly double from 8.4 million to 15.6 million shares as would the pro-forma market cap. I can tell you that as we have visited with institutional shareholders over the last three or four years, we've had a number of potential holders of stock who have liked the story but really felt like the market cap or float were too small for them to have a substantial position in. And so, we believe that this will make us perhaps more attractive to many of those potential stock investors.

Moving to slide 23, one strategic issue that PNFP spends considerable energy on is acquiring low-cost funding to match the asset generation capabilities of the firm. I can assure you that in every planning cycle that is an intense focus on how we'll do that. As you can see by looking at this slide, Cavalry provides a perfect solution for us. As you look at their core deposits to total - deposits at 84 percent. And then look down. The cost of deposits, the cost of funds and their net interest margin - again this provides us a rapidly growing source of low-cost funding.

Looking at slide 24, a second major strategic challenge for Pinnacle particularly given the dramatic growth of our balance sheet is to diversify the revenue mix. Again, here you can see that Cavalry is an outstanding solution for us. At June 30 spread income represented 88 percent of our revenues - at Cavalry, only 64 percent. You can see that they are excellent at retail pricing mechanisms, commercial pricing mechanisms. Their deposit charges are very strong. And we would believe that we have significant opportunity to leverage some of their retail techniques in our franchise.

On down the list there you see insurance sales commissions. These are largely P&C insurance commission. They are both consumer and commercial. Cavalry owns the largest P&C agency in Rutherford County. You can see it has made a meaningful contribution to their revenue stream. And we believe there's significant opportunities to leverage that across our franchise.

Under that you see fiduciary fees. Cavalry has trust powers and a trust department. It does investment management work there. And we believe there are opportunities to leverage those trust powers across the entire franchise. And then in the other category there are a variety of things. But, one item I might highlight in particular for Cavalry is merchant card services. We deal with a lot of merchants. We have really outsourced all of that. So, it has not really been a meaningful piece of our revenue stream. But, we believe that we can take and utilize their approach and lever that into our franchise for significant revenue opportunities there.

Again, it's important for me to reinforce why we see lots of opportunities going down that list. And, I am confident that we will be able to capture many of those. We do not require any of those kinds of improvements to achieve our synergy target.

Looking on slide 25, there are several things that I really felt like it might be important just to tackle straight on. There are three of those things. The first thing is that Cavalry is not your father's thrift. Most of you are familiar with their thrift background. The second thing is what is the current earnings capacity of Cavalry? There are some extraordinary items that have occurred in their P&L statement in 2004. And I'd really like to get down and focus on the bona fide earnings capacity of the firm today. And then, really how does PNFP extend its dramatic growth? Obviously we're a high-growth franchise. What does adding this franchise to it do to growth?

Commenting on this is not your father's thrift. I guess it's important to say that Ed Loughry, who is Cavalry's Chairman and CEO, is the consummate urban community banker. He has been at this a long time. He is the President of the Tennessee Bankers' Association. He's on the board of the American Bankers' Association. It was Ed that really conceived the transition from a mutual company to a stock company. It was Ed that really conceived the transition and navigated the transition from an S&L to a savings bank to a state chartered commercial bank.

And so, the - what has been built there is anything but a thrift. If you look on slide 26, you can see the loan composition of Pinnacle, of Cavalry, and then a pro-forma of the combined organization. The loan composition or the pie charts at the top of the slide and in the center is Cavalry's loan composition. I just point out a couple of things. When you look at it, again, it doesn't look anything like a thrift. You can see only seven percent of the assets are consumer assets. You can see a C&I component at 28 percent. This is a very commercially oriented company - commercial real estate at 14 percent.

Perhaps the one significant difference between their loan mix and our loan mix is the volume of construction and development loans at 24 percent. I have mentioned a number of times the 2005 to 2007 strategic planning approach. We had identified an initiative in 2006 to expand our capability in land acquisition, construction, and development lending. And so, the expertise that we pick up here at Cavalry is helpful to us in that regard.

Looking down at the deposit mix, again, focus primarily on Cavalry in the center. You can see transaction accounts at 11 percent. Obviously, that is a lesser percentage than ours but it is greater than what you would expect to see in a thrift style balance sheet, a tremendous volume of savings and money market accounts - money market accounts, and relatively little dependence on CDs. So again, one of the things that excite us about this opportunity is the commercial orientation of Cavalry and how well that fits with us.

And when you look out at the pro-forma balance sheet at both the loan composition and deposit composition, you can see in both cases the mix is really a more handsome mix than either of those mixes on a stand-alone basis.

On slide 27, again just trying to give you some sense of the commercial orientation of Cavalry and leveraging their credit quality to make those comments. You can see on any of these comparisons, particularly the non-performers to total loans and ORE, very low levels of non-performers. The net charge-off three basis points are the same as Pinnacle. And you can see both of those out-performing the UBPR comparable banks or peer banks. And then, both banks extraordinarily well reserved against non-performers. Again, you can see that the commercial flavor of that firm and their asset quality and their loan and deposit mixes.

If we could focus here just a minute on slide 28, talk about the current earnings of Cavalry. I guess the key thing I want to point out there - you can see on that slide the growth rate in earnings. We have, in the case of year 2004, really adjusted for a one-time extraordinary non-cash expense which was the acceleration of Cavalry's ESOP. And when you do that you can see that the earnings is attractive and at a nice growth rate.

I think in addition to accelerating that ESOP expense, not only do you have the negative impact that you adjust for in 2004 but you've eliminated that expense on an ongoing basis which really drives the earnings capacity of Cavalry up significantly. And they are planning to produce roughly $7.9 million in net income. And their earnings to-date are on track to deliver against that. So, some of the adjustments that Cavalry made during 2004 have put them in a position to be a handsome earner. You might study their ROA and ROE numbers year-to-date and again see handsome profitability performance there.

Looking at slide 29, I want to deal for just a second with the growth here. How can Pinnacle extend its dramatic growth? I have said over and over in this presentation talking about our 2005 to 2007 strategic plan and all the growth that we had planned. Those of you that follow the stock have seen me give you growth capacity that the firm has, additional plans to augment that growth and so forth.

With the exception of the planned branch build-out in Murfreesboro, which was two offices - one in 2005 and one in 2006 - we intend to produce the originally planned growth on a stand-alone basis in addition to the growth opportunity that we pick up here. When you look at Cavalry and Rutherford County, they just in and of themselves give you outsize growth opportunity. We've given you the four-year CAGRs for loan deposits and assets. We've given you the 2004 growth rates for loans, deposits and assets.

And as you scan down through those numbers you can see that most of those growth rates would be double and some near triple the national average growth rate. So, just inherent growth rate in that franchise is outstanding. I've mentioned that we're going to deliver the growth in the Pinnacle franchise that we had originally planned we were going to do. But in addition to that, in combination with Cavalry we will deploy our proven growth formula of hiring the most experienced bankers in the market with a focus on commercial clients and affluent consumers and augment the already dramatic growth in Murfreesboro.

So, I guess my belief here is that we will continue to grow in a very dramatic rate. We intended to penetrate the Rutherford County market with two offices. Instead, we've got an opportunity to go in with a full branch distribution system and 22 percent market share and an opportunity to deploy the same growth tactics in that market that we have been deploying in Davidson, Williamson, and Sumner counties.

On slide 30, again trying to look at and think about the continuing growth opportunity for the firm I've made this point several times going down through here. Our synergy case, the requirement for this to be accretive, requires no revenue synergies. We believe there are dramatic revenue synergy opportunities here. I've already mentioned that we will add additional financial advisors focused on C&I, lending and affluent households in that Cavalry footprint.

We believe we have an opportunity to leverage our treasury management services. That's been a very important aspect of success in Davidson, Williamson and Sumner counties. That will be a grand opportunity to leverage that into the Cavalry footprint. I've mentioned that Cavalry owns the largest P&C agency in Rutherford County. We have no capacity in that regard. There is a grand opportunity to leverage that back into the Pinnacle footprint.

I've mentioned merchant services are an important revenue component for Cavalry. They are not - that is not an important revenue component heretofore at Pinnacle. And so, we'll have an opportunity to leverage that back into the Pinnacle footprint. You saw the 17 percent of their revenue stream from deposit pricing. There are a number of those initiatives that we've reviewed that we believe will be beneficial to us that we can deploy in our footprint.

In terms of brokerage services, Pinnacle has been very successful. At June 30, the total assets of Pinnacle were $872 million. The brokerage assets were in excess of $400 million. So, we've been extraordinarily successful there. And we believe that we can deploy additional brokers in that market with great opportunity there. And then, I've also mentioned the construction lending capacity that Cavalry brings to the table. That was an item that we intended to build in 2006 and clearly this accelerates our ability to deploy that in the Pinnacle footprint.

So, there are - those are all strategic things that we believe are the rationale behind really a great combination. I'm going to stop there and turn it over to Ed Loughry and let him comment just a little bit from his perspective.

ED LOUGHRY, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, CAVALRY: Thank you Terry. Slide 32 gives you a little background on our company. We began in Rutherford County in 1929. We converted from a mutual to a bank charter in 1998, began trading on the NASDAQ in 1999. I came with the bank in 1968 and was appointed President in 1982. Ronnie Knight, who is our President, joined the bank in 1972. He was named Executive VP in '82. Bill Jones, who is our Executive VP, came with our bank in 1992.

We have had a strong emphasis on increasing our commercial growth in business in the recent years. And I think the numbers bear that out. We have a strong core deposit base in our marketplace. I you saw the numbers that Terry presented there.

Next sheet shows market share of Rutherford County. As of June 30, 2004, we were about 400 basis points from being tied with number one. We fully expect to be, when the numbers come out this fall, to be number one in market share in Rutherford County. We think that's due to the hard work and commitment we've made to bring people aboard with our company.

Next you have slide 34 which gives a breakdown overture of our franchise. I think Terry's gone through most of the of the financial summary there. No question, getting rid of our ESOP in 2004 has increased our earning ability. Asset quality, there you see our net charge-offs of loans and non-performing loans which continues to be excellent. We have a good strong loan mix. And, we're very proud of our deposit mix with 84 core deposits.

Harold, I'll turn it back over to you.

HAROLD CARPENTER: Thank you Ed. We start taking questions in a few minutes. But before we do, I'm going to ask Terry make a final conclusion on his points.

TERRY TURNER: Well I guess, again, I would just rattle down through these key things that seem important. I can't over-emphasize the attractiveness of Rutherford County, our desire to be there, our intent to build it out on a de novo basis. And, this is a grand opportunity to accelerate into that market. As I say and you just heard Ed say, perhaps we're the number one market share position in the fifth-largest county in the state, the fastest-growing county in the state.

It's a tremendous opportunity. The size and scale benefits that we pick up are important, both from a pure shareholder perspective, from a client perspective - things like lending capacity, doubling the lending capacity of the firm. Those kinds of things are very important. I've commented substantially on the fact that it should increase the franchise value of our firm, both in the short-run and the long-run, given the tremendous attractiveness of the market and our relative position in it.

The fact that it is accretive to earnings in 2006, I think, speaks to the quality of the transaction. Increased float, we believe, will have substantial benefit for us as we continue to market our stock to institutional shareholders. I can't over-emphasize the value of finding a large, rapidly growing, low-cost source of funding given the asset generation capabilities of this company. And then, the revenue diversification has been a very important strategic challenge that we've been working to address. And, Cavalry offers us a great opportunity in that regard.

It is my belief, given the fact that no revenue synergies are required to make this attractive, the fact that Pinnacle's growth plans were so dramatic in terms of folks that they had to hire, that we're able to really use those positions to offset and keep us from having to eliminate a great number of people in the Cavalry franchise which ultimately the biggest risk in these transactions. So, it is my assessment that this is a relatively low-risk of integration.

I think we'll stop there and take questions and answers.

OPERATOR: At this time I would like to remind everyone, if you would like to ask a question press star then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Our first question comes from Fred Cummings with Keybank Capital Markets.

FRED CUMMINGS, KEYBANK CAPITAL MARKETS: Yes, good morning. Congratulations. Terry, a couple of questions. First on the credit side, I know - during your due diligence process what did you learn about their commercial underwriting approach? Can you give us some sense that there are any concentration levels there by industry similar to your trucking concentration? And then do they - if you looked at the top 10 credits, either in commercial or commercial real estate, can you give us some sense for the size range there?

TERRY TURNER: Yes. Fred, thank you. We did do a great deal of due diligence in the credit portfolio. We probably covered in excess of 30 percent of their loans. We did review the top 10 lending relationships. We reviewed various random samples to give us an opportunity to look at the C&I portfolio which are typically smaller tickets than the large land acquisition and development.

I guess I'd make two or three comments. First of all, you can see that the credit experience that they've had really is extraordinary over an extended period of time. What we've found is that they, as you would expect of an urban community bank, know their clients extraordinarily well and they know their markets extraordinarily well. And the point of that is, as you know, client selection is how you win in the lending business. And, their client selection is extraordinary as has their project selection been.

I think from an underwriting standpoint I would - I would say that the kinds of things that have to be different going forward are really what I would put in the category of process and preference. And when I say that - you know any time you're acquiring another bank, you know, they're going to calculate a cash flow coverage one way and we're going to calculate it another way. They're going to have one grading system. We're going to have a different grading system. So obviously in an integration effort those kinds of things are the things that we have to work through. But I guess, again, the bottom line is we found their loans to be well underwritten and documented and to be high-performing - high-performing credits.

Fred, have I dealt with all that you wanted to hear?

FRED CUMMINGS:  Yes.  Let me follow-up ...

TERRY TURNER:  Fred, excuse me.  One thing you asked about was concentration.

FRED CUMMINGS:  Yes.

TERRY TURNER: There are no industry concentrations like Pinnacle relative to the trucking industry and so forth. They do have roughly 137 percent of their capital in land acquisition and development loans, which you know, would technically be considered a concentration.

FRED CUMMINGS:  And I'm assuming all of that is in their footprint.

TERRY TURNER: Yes, they - I might go at it this way Fred. Cavalry operates largely in Rutherford County. They do have an office in Bedford County. As you - if you look at that map - and I know you're not tremendously familiar with that area. They're adjacent to Williamson County and Davidson County that are important MSA counties. And they have been active, over a long period of time, pursuing opportunities to have a greater presence in those markets.

They have had loan production offices, mortgage origination offices, and different things over the last several years really looking for a suitable way to penetrate those markets. And so, they do have some land acquisition and development lending in Williamson County, in particular, which again is perfect for our footprint. And again, I think you are pretty familiar with the attractiveness of that county.

FRED CUMMINGS: Yes. And then as a quick follow-up, how would you compare the experience of their lenders to yours? I know that's clearly one of the strong suits of Pinnacle, your focus on hiring lenders with 10 or more years of experience. Can you just comment on that?

TERRY TURNER: Yes, they do have a very experienced lending group there. I'm trying to think down through different folks there. I'm not sure I could certify that everybody has 10 years experience. But, they're all experienced lenders who have been at it for a while in that market. And again, I will tell you that I am very impressed with the quality of their credit experience down there.

I will tell you that the key people, the key decision-makers on lending there - you know as an example, in the construction and development lending area, Dale Floyd, actually runs that unit and is a chief lender in that regard. He has been at it for 25 years in that market. He knows every project, every person. And his experience, as I say, speaks for itself.

FRED CUMMINGS:  OK, thank you.

OPERATOR: Thank you. Our next question is coming from John Pandtle with Raymond James.

JOHN PANDTLE, RAYMOND JAMES: Good morning. Thank you. I had a couple of questions if I could please. Terry, could you maybe start by adding a little more color on the cultural fit between the two organizations and talk about incentives that you plan to put in place for employee retention? I'm thinking, obviously, primarily of the revenue producing side at Cavalry.

TERRY TURNER: OK. Let me start with the culture broadly and then I'll work down to you know specifically integrating and holding to key revenue producers and so forth. I think from a cultural standpoint there are a good number of similarities. And you know it is important to say that their culture is not identical to our culture. I'm not familiar with any company who is. I'm not sure we'd ever find anybody whose culture would be the same as ours. We'll find some that may be better and some may be worse. But, we won't find them to be the same.

And so, their culture is not the same. But, I do think they meld together very well. The first comment I would make is that Cavalry has been an urban community bank. They're operating in one of the most dramatically growing markets. They're tightly focused on that community, well integrated in that community, and know how to serve the sophisticated needs of that community. So, they are an urban community bank.

They have an extraordinary focus on service quality. As you know, distinctive service has really been a critical piece of the branding that we have tried to burn into the minds of Nashvillians. Over the course of the due diligence, others and I have had opportunities to be in their branches or to call to get information, those kinds of things, and we did not conduct a formal mystery shop program but that served that purpose. And, I can tell you that I was extraordinarily impressed with every response.

And things as simple as at Pinnacle answering the phone in person, that's what you find when you call Cavalry. You get people that deal with folks exactly like Pinnacle does. They run a call center which again is a people-response deal not a voice-response deal. And so, I guess again I ramble through to say their urban community focus is much like ours. If you read through their marketing materials, they have used phrases that are almost identical to ours like "sophisticated products that you normally get from large regional banks, delivered with hands-on friendly personal service" and so forth. So, those two things I think will be similar and provide us a great basis for melding the two companies together.

Their approach to incentives - Cavalry's approach to incentives has been different than ours. There are a couple of things that are different about it. I think, first of all, let me speak to the equity-based compensation. They have not utilized a broad-based equity incentive plan. They have created interest in their stock through a liberal ESOP. So, they've got a lot of people down there that understand the value of a share and the criticality of driving the share up and those kinds of things.

Again, our approach to stocks options is the approach that we'll take and deploy going forward. We'll integrate them into our incentive systems universally. We won't operate through different ones. And, we believe that the enhancement of stock options on a broad based plan will be an attractive thing that will create buy-in but it will build on their understanding of real share value.

Relative to annual cash incentives, they have utilized a variety of different kinds of incentives for different populations in the firm. They have a good number of folks that are compensated based on the ROE of the company. And then they have some of those same people and some different people are compensated on various - I'm going to use this word - piecemeal incentive schemes, meaning the more fees they collect or the more products they sell or those kinds of things the more incentive opportunity they have.

Of course, we'll convert them to our approach which is a team-based approach that's really tied into the earnings of the company and focuses every individual on the overall earnings performance of the company. John, you're familiar with our approach to that. And so, we'll implement it there. And we believe that our incentive systems will be well-received there and are an important part of aligning the cultures in the company. There are not many things more important than how people get paid and awarded to align cultures.

I think, John, you in particular know that we have and do some unusual things here that are aimed at creating a high level of understanding of every employee in the company like our orientation program that I conduct, like our book clubs that I and others in the company conduct. There are a variety of those methods for increasing understanding in the company. And, we intend to deploy those same tactics to build common understanding and engagement in their associates when we get to that leg of the conversion.

JOHN PANDTLE: OK. On a separate topic, you have in the past Terry talked about the ability to grow to a $1 billion company with the existing revenue-producing and back-office staff. It looks like you plan to be there by the end of 2005. Adding color - and it looks like you're going to move some - you know to their systems obviously - what does that do to your back-office capacity going forward for growth - to support growth?

TERRY TURNER: I think I would go at it this way John, if I understand the question. I believe that our hiring plan contemplated that we would hire 40 people next year.

JOHN PANDTLE:  Right.

TERRY TURNER:  We won't do that.  We'll hire 25.

JOHN PANDTLE:  Right.

TERRY TURNER: And the difference will be the utilization of the capacity that Cavalry has. I believe and I know that Ed believes that there is a great capacity for growth in the Cavalry infrastructure. And I believe that in their planning models 2006 was intended to be a year of advancing staff utilization and so forth. And so, the fact that they have a little excess capacity and the fact that we were going to have to build so much capacity is a perfect blend. But, we will build the infrastructure.

As I say, we intend to get all the growth that we had planned before the Cavalry transaction. We intend to get their normalized growth rates which they've been getting for an extended period of time. And we intend to augment their growth by adding additional folks in their market focused on commercial and affluent households. And we intend to pick up revenue synergies that I outlined there in the case. So you know again, we believe we're going to be able to grow dramatically. We believe we're going to be able to meet the infrastructure requirements by suppressing the number of folks that we were going to hire for infrastructure and utilizing the excess capacity that Cavalry has.

JOHN PANDTLE: OK. And then one final question if I could. You did a good job giving us kind of a normalized earnings base for 2005, the $7.9 million. What is the growth rate in earnings that you are assuming in 2006 to calculate that five cents of accretion from Cavalry?

HAROLD CARPENTER: John, I think you can probably assume a growth rate of anywhere from 12 to 18 percent on that number.

JOHN PANDTLE:  OK, thank you.

OPERATOR: Once again, if you do have a question you may press star one on your telephone keypad at this time. Our next question is coming from Chris Marinac with FIG Partners.

CHRIS MARINAC, FIG PARTNERS:  Hi Terry.  Good morning.

TERRY TURNER:  Good morning.

CHRIS MARINAC: I wanted to ask if - sorry if I missed this. Any estimate on the intangibles created from the transaction?

HAROLD CARPENTER: Yes, Chris. This is Harold. The intangible will likely be $125 million or so. And we're factoring in there a core deposit intangible of five percent which will be amortized.

CHRIS MARINAC:  And that includes good will within the $125?

HAROLD CARPENTER:  That's right.

CHRIS MARINAC: OK. And then you know, Terry or Ed can you comment on sort of changes that you've seen from the big banks in Rutherford County the last year or two you know from you know just changes of leadership to just changes in the policy, you know et cetera, et cetera?

ED LOUGHRY: Chris. Yes, Chris. Ed Loughry here. Pretty much all of our competitors have changed lead people in our market. We're continuing to gain market share as the numbers provided you there and continue to grow our portfolios there. We think there's wonderful opportunities there. And it's all about getting the right people in the right places.

TERRY TURNER: Chris, you know I might add to that. That's part of the attractiveness for us going into that market is that the Rutherford County subset works exactly like the broad Nashville MSA which to say that local leadership has changed in almost each of those major institutions. And, there has been considerable churn among key leadership and financial advisors down there. And so, the attractiveness of that phenomenon of the market, Ed, I would say is almost the same in Murfreesboro as it is throughout the rest of Nashville MSA.

ED LOUGHRY:  I would agree.

CHRIS MARINAC:  Great guys.  That's awesome.  Good luck.  Thank you.

ED LOUGHRY:  All right.

TERRY TURNER:  Thank you.

OPERATOR: Thank you. Our next question is coming from Gary Tenner with Sun Trust Robinson Humphrey.

GARY TENNER, SUN TRUST ROBINSON:  Thanks guys.  Good morning.

TERRY TURNER:  Hi Gary.

GARY TENNER: Two questions for you. I guess just to confirm something from a previous question. The new number of 25 positions planned to be added in '05 - or excuse me 2006 - those will now be producers as opposed to any back-office ads.

HAROLD CARPENTER: There are some back-office ads in that 25 remaining Gary but most of it will be producers.

TERRY TURNER: It changes the mix pretty substantially toward revenue producers. But there - you know again depending upon what part of the operation it is you may need people in Nashville or you may need people in Murfreesboro depending upon which portion of the operational unit you're working with. But, it clearly skews the mix of hires toward the revenue producers.

GARY TENNER: OK, great. And, you know as you look at Cavalry's franchise which, at least on the deposit side, is more retail than the legacy Pinnacle franchise would've been would there - and as you look to take advantage of at least some of the retail pricing dynamics at Cavalry will there be a move towards a more balanced effort in the Pinnacle franchises on the - at least on the deposit side over time to take advantage of sort of the, you know, wider footprint?

TERRY TURNER: I think that you certainly could rely from a product development, product utilization and so forth you could certainly expect to see a more balanced approach to deposit acquisition. I will say this. As you know we have had a strong relationship focus and have built almost a billion dollar bank having never run an ad. We will continue to utilize that philosophy and that approach.

In other words, while we will alter some of our product delivery and product offering I don't think you ought to expect that we'll begin to do a lot of mass merchandising and advertising and those kinds of things to attract the market. We will continue to rely on having the best bankers in the market and the best reputation for service to get word-of-mouth endorsement as opposed to advertising and mass promotions.

GARY TENNER:  Great, thanks guys.

OPERATOR: Thank you.Our next question is coming from Fred Cummings with Keybank Capital Market.

FRED CUMMINGS: Yes, just a follow-up Terry. Terry, it sounds like this opportunity became available as a result of Cavalry deciding to sell. And what I want to get a feel for Terry is your appetite for other strategic acquisitions if they become available. Sometimes you can't time them as - space them as far apart as you'd like. But, what would be your appetite to do something else if some - if another attractive target became available say within the next 12/18 months?

TERRY TURNER: I would say that in the next 12 months the likelihood that we would be interested in an acquisition or frankly be interested in a market extension - you know Fred you've heard us say a number of times that we desire to be in Nashville, Memphis, and Knoxville. You've heard me say a number of times that we don't want to push too hard to get to Knoxville or Memphis which are good opportunities and miss a great opportunity which is in Nashville.

And so, I think what you see is this acquisition really enables us to keep pursuing what is the great opportunity here in Nashville and give us substantially more market and mass. And so, I think by taking this on it would put us in a position in the next 12 to 18 months that we would not be interested in another acquisition or frankly a market expansion in any form into those other markets that we - that we like, specifically Knoxville and Memphis.

FRED CUMMINGS:  Thank you.

OPERATOR: Thank you. Our next question is coming from Brian Martin with Howe Barnes.

BRIAN MARTIN, HOWE BARNES:  Hi guys.

TERRY TURNER:  Hi Brian.

BRIAN MARTIN: Just one quick question on the branch expansion. Now that you had kind of two set for '05 and two for '06, with this acquisition does that change any of your branch plans - do you still have one on the slate for '06 at this point then or is it - is that kind of you know out of the mix at this point?

TERRY TURNER: No. We do have one on the slate for mid 2006 which would be a Davidson County office really very approximate to Wilson County on the east side of Nashville.

BRIAN MARTIN:  OK.  And nothing beyond the one at this point for '06.

TERRY TURNER:  That's correct.

BRIAN MARTIN:  OK, thanks.

OPERATOR:  Thank you.  At this time there appear to be no further questions.

HAROLD CARPENTER: Well, we want to thank everybody for participating. We'll be around for the rest of day. And if you've any other follow-up questions I'll be happy to respond to them best I can. I want to thank everybody for participating. You all have a great day.

TERRY TURNER:  Thank you.

OPERATOR: Thank you. Ladies and gentlemen, this does conclude today's conference call. You may now disconnect your lines and have a wonderful day.

END